CM

03012326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TB 14

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Street Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

567 San Nicolas Drive, Suite 203
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warner Griswold 949/640-8780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mark F. Wille, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

1451 Quail Street, Suite 107 (Address) Newport Beach (City) California (State) 92660 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH. D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/12

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Warner Griswold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Street Advisors, Inc., as of February 25, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State CALIFORNIA

County of ORANGE

Subscribed and sworn (or affirmed) to before me this 25 day of February 2003.

(Signature of Notary) (Seal of Notary)

Notary Public

ANNE MANSOUR
Commission # 1228545
Notary Public - California
Orange County
My Comm. Expires Jul 11, 2003

Signature

DIRECTOR OF OPERATIONS

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

MARK F WILLE
Certified Public Accountant
A PROFESSIONAL ACCOUNTANCY CORPORATION

INDEPENDENT AUDITORS' REPORT

February 14, 2003

Board of Directors
Green Street Advisors, Inc.
Newport Beach, California

We have audited the accompanying balance sheets of Green Street Advisors, Inc. as of December 31, 2002, and the related statements of revenue and expenses and association funds, and cash flows for the year then ended. These financial statements are the responsibility of the Association's Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Green Street Advisors, Inc. as of December 31, 2001, were audited by other auditors whose report dated February 21, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Street Advisors, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mark F Wille, APAC

Mark F Wille
A Professional Accountancy Corporation

1451 Quail Street, Nº 107 Newport Beach, California 92660
949.852.1040 Fax 949.852.1045 mfwcpa.com

GREEN STREET ADVISORS, INC.
BALANCE SHEET
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 4,844,280	$ 3,523,419
Short-Term Investments	935,737	878,055
Accounts Receivable	1,213,529	1,221,134
Interest Receivable	9,073	25,086
Prepaid Expenses	14,681	9,281
Total Current Assets	**7,017,300**	**5,656,975**
Fixed Assets		
Furniture and Equipment (Net)	**78,565**	**70,652**
Other Assets		
Security Deposit	25,000	25,000
Total Other Assets	**25,000**	**25,000**
Total Assets	**$ 7,120,865**	**$ 5,752,627**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 163,751	$ 105,522
Accrued Salaries and Bonuses	2,608,589	2,056,693
Deferred Revenue	514,476	425,604
Income Tax Payable	178,591	105,973
Total Current Liabilities	**3,465,407**	**2,693,792**
Commitments	-	-
Stockholders' Equity		
Common Stock	1,419	1,399
Additional Paid-in-Capital	5,195,025	4,952,835
Notes Receivable from Stockholders	(370,414)	(1,216,268)
Retained Earnings (Deficit)	(1,170,572)	(679,131)
Total Stockholders' Equity	**3,655,458**	**3,058,835**
Total Liabilities And Stockholders' Equity	**$ 7,120,865**	**$ 5,752,627**

SEE INDEPENDENT AUDITORS' REPORT AND ACCOMPANYING NOTES

GREEN STREET ADVISORS, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE		
Commissions	$ 13,314,300	$ 9,718,997
Research Revenue	1,601,517	1,594,446
Special Projects	465,000	714,544
Debt Advisory Income	571,400	512,915
Interest Income	147,064	203,988
Total Revenue	16,099,281	12,744,890
EXPENSES		
Salaries	6,374,594	5,781,676
Payroll Taxes	212,858	196,645
Pension Contributions	461,325	380,271
Trading Expenses	1,850,970	1,542,589
Rent	204,908	185,607
Dues and Subscriptions	338,886	265,867
Travel	167,050	146,454
Office Supplies	143,586	132,588
Telephone	85,892	58,308
Insurance	209,531	168,241
Professional Fees	75,236	60,530
Postage	31,390	31,214
Miscellaneous	95,865	44,050
Entertainment	32,656	17,359
Depreciation	28,450	31,393
Total Expenses	10,313,197	9,042,792
Income From Operations	5,786,084	3,702,098
Loss On Disposal Of Assets	-	(717)
Income Taxes	(227,525)	(139,938)
Net Income	$ 5,558,559	$ 3,561,443

SEE INDEPENDENT AUDITORS' REPORT AND ACCOMPANYING NOTES

GREEN STREET ADVISORS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock			
	Number of Shares	$1.00 Par Value	Additional Paid-in Capital	(Deficit) Retained Earnings
Balance at January 1, 2001	**1,369**	**$ 1,369**	**$ 4,655,760**	**$ (1,590,582)**
Exercise of Stock Options	30	30	297,075	-
Net Income for 2001				3,561,443
Dividends	-	-	-	(2,649,992)
Balance at December 31, 2001	**1,399**	**$ 1,399**	**4,952,835**	**(679,131)**
Exercise of Stock Options	20	$ 20	242,190	-
Net Income for 2002				5,558,559
Dividends	-	-	-	(6,050,000)
Balance at December 31, 2002	**1,419**	**$ 1,419**	**$ 5,195,025**	**$ (1,170,572)**

SEE INDEPENDENT AUDITORS' REPORT AND ACCOMPANYING NOTES

GREEN STREET ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows From Operating Activities:		
Revenue Received From Customers	$ 13,355,266	$ 11,453,730
Revenue Received From Joint Venture	2,122,028	111,456
Revenue Received Under Debt Advisory Agreement	571,400	512,915
Cash Paid To Suppliers Of Goods And Services	(3,857,324)	(3,215,105)
Cash Paid To Principals	(1,088,126)	(1,254,492)
Cash Paid To Employees	(4,734,572)	(4,690,751)
Interest Received	163,077	206,693
Income Taxes Paid	(154,907)	(124,789)
Net Cash Provided By Operating Activities	**6,376,842**	**2,999,657**
Cash Flows From Investing Activities:		
Maturity (Purchase) Of Short Term Investments	(57,682)	-
Purchase of Fixed Assets	(36,363)	(14,890)
Net Cash Provided By (Used In) Investing Activities	**(94,045)**	**(14,890)**
Cash Flows From Financing Activities:		
Proceeds From Sale of Common Stock	242,210	297,105
Payment On Notes Receivable	(91,755)	(156,000)
Principal Payments Received On Notes Receivable	937,609	250,443
Dividends Paid to Stockholders	(6,050,000)	(2,649,992)
Net Cash Provided By (Used In) Financing Activities	(4,961,936)	(2,258,444)
Net Increase (Decrease) In Cash And Cash Equivalents	**1,320,861**	**726,323**
Cash And Cash Equivalents At Beginning of Year	**3,523,419**	**2,797,096**
Cash And Cash Equivalents At End of Year	**$ 4,844,280**	**$ 3,523,419**

SEE INDEPENDENT AUDITORS' REPORT AND ACCOMPANYING NOTES

GREEN STREET ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

RECONCILIATION OF EXCESS OF REVENUE OVER EXPENSES
TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	2002	2001
Net Income	**$ 5,558,559**	**$ 3,561,443**
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:		
Depreciation	28,450	31,393
Change In Accounts Receivable	7,605	(398,488)
Change In Interest Receivable	16,013	2,705
Loss on disposal of assets	-	717
Change In Accounts Payable	58,229	14,618
Change In Deferred Revenue	88,872	(64,313)
Change In Accrued Salaries and Bonuses	551,896	(163,567)
Change In Income Tax Payable	72,618	15,149
Net Cash Provided By Operating Activities	**$ 6,376,842**	**$ 2,999,657**

SEE INDEPENDENT AUDITORS' REPORT AND ACCOMPANYING NOTES

GREEN STREET ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1 - ORGANIZATION

Green Street Advisors, Inc. (a California corporation) was formed on January 8, 1988 as an investment advisory firm and now conducts activities as a registered broker/dealer. The Company uses the services of an unaffiliated broker/dealer to clear its customers' securities transactions. The Company is registered with and regulated by the National Association of Securities Dealers and the Securities and Exchange Commission. The Company's primary business is to provide investment research and trading services to institutional money managers located throughout the United States of America. The Company's offices are located in Newport Beach, California and Dallas, Texas.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's main source of revenue is commission from stock transactions for clients that subscribe to the Company's research on publicly traded real estate securities. Other sources of revenue include the Eastdil joint venture (see note 11) and the debt advisory agreement (see note 12). As an alternative to the commission arrangement, certain clients elect to pay a set fee for a subscription to the research service and they are invoiced for a period ranging from three months to a year. A deferred revenue account has been set up to recognize this income as it is earned.

Property and Equipment

Furniture and equipment is recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives which range from five to seven years.

Use of Estimates

The Company uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Compensated Absence

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Stock

The Company has 100,000 shares authorized; 1,419 shares issued and outstanding in 2002 and 1,399 shares in 2001.

Bad Debts

The Company uses the allowance method of recording bad debts. This method requires an annual provision for bad debts based on past history. No allowance was deemed necessary for either 2002 or 2001 as no bad debts have occurred for many years.

NOTE 3 - INCOME TAX

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be a subchapter-S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

The State of California recognizes subchapter-S corporations for state tax purposes. However, the state imposes a 1.5% tax on the net income or a minimum Franchise Tax of $800, whichever is greater. The State of Texas taxes the Company on its allocable portion of income for the State. The State tax is as follows:

	California	Texas	Total
2002	$ 51,333	176,192	$ 227,525
2001	$ 28,598	111,340	$ 139,938

NOTE 4 - LEASE COMMITMENTS

The Company leases its office facilities. The minimum rental commitments of the Company due under all non-cancelable leases through the terms of the lease are as follows:

December 31,	Amount
2003	$ 183,565
2004	188,170
2005	170,167
2006	175,609
Total	$ 717,511

NOTE 5 - FINANCIAL INSTRUMENT RISK

The Company maintains an account with Fidelity Investments. The account contains cash and mutual fund shares. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation. During the year the Company had balances in excess of the insurance limits.

The Company's account at Wells Fargo Bank is not FDIC insured. The account seeks to maintain a stable net asset value of $ 1 per share; however, there can be no assurance that the underlying funds will meet this objective.

NOTE 6 - PENSION PLAN

The Company has a SEP pension plan covering substantially all of its eligible employees. At the Company's discretion, for all eligible employees, the employer contributes up to 25% for 2002, 15% in 2001 (or $40,000 maximum-2002 and $22,500-2001) of the employee's qualified salary. The funds are then transferred to each employee's individual SEP. The total of all employer contributions was $461,325 in 2002 and $380,271 in 2001.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2002	2001
Furniture and equipment	$ 251,849	$ 215,846
Accumulated depreciation	(173,284)	(145,194)
	$ 78,565	$ 70,652

NOTE 8 ACCRUED SALARY AND BONUS

The Company pays a year end bonus to its employees based in part on the Company's performance. The total year end bonus for 2002 was $ 2,393,045 plus payroll tax and 2001 was $ 1,822,082. These amounts were paid subsequent to year end.

NOTE 10 STOCK OPTION PLAN AND NOTE RECEIVABLE

The Company has qualified and non-qualified stock option plans for senior employees under which options to purchase shares of the Company's common stock are granted at 100% of the fair value of the stock at the date of grant. Options may be exercised generally from three to five years from the grant date. Upon exercise of non-qualified stock options, the Company recognizes the difference between the grant price and the fair value at the exercise date as employee compensation. The measurement date of the compensation is the exercise date and the fair value at that point is determined by the Company through commonly utilized valuation methodologies.

The Company also has a qualified incentive stock option plan for senior employees under which options to purchase shares of the Company's common stock are granted at 100% of the fair value of the stock at the date of exercise.

On January 1, 1997, an employee exercised qualified and non-qualified stock options to purchase 75 newly-issued shares of the Company at a price of $5,200 per share for a total price of $390,000. The Company recognized option related salary expense of $165,000 due to the exercise. At the same time, the Company made a loan to the employee at an annual interest rate of 7.00% in the amount of $225,000. During 1998, this employee paid off the loan in full.

On July 1, 1998, four employees exercised non-qualified stock options to acquire 113 newly-issued shares of the Company. At the same time, the employees exercised the right to purchase 81 additional newly-issued shares of the Company under the incentive stock option. The total value of stock given was $ 2,153,049, with the Company recognizing option related salary expense of $224,065 due to the exercise. At the same time, the Company made loans to the employees at an annual interest rate of 8.60% totaling $1,928,984, principal and interest to be paid quarterly over 10 years.

NOTE 10 STOCK OPTION PLAN AND NOTE RECEIVABLE (Continued)

On January 1, 1998, four employees exercised the right to purchase 31 additional newly-issued shares of the Company under the incentive stock option. The total value of stock given was $ 273,080. At the same time, the Company made loans to the employees at annual interest rates of 7.72%-7.82% for the same amount, principal and interest to be paid quarterly over 10 years.

On January 1, 2001, three employees exercised non-qualified stock options to acquire 15 newly-issued shares of the Company. At the same time, the employees exercised the right to purchase 15 additional newly-issued shares of the Company under the incentive stock option. The total value of stock given was $ 297,105, with the Company recognizing option related salary expense of $141,105 due to the exercise. At the same time, the Company made loans to the employees at an annual interest rate of 6.80% totaling $156,000, principal and interest to be paid quarterly over 10 years.

On January 1, 2002, two employees exercised non-qualified stock options to acquire 10 newly-issued shares of the Company. At the same time, the employees exercised the right to purchase 10 additional newly-issued shares of the Company under the incentive stock option. The total value of stock given was $242,210, with the Company recognizing option related salary expense of $102,210 due to the exercise.

Notes receivable related to the stock options have been shown as a component of equity.

Following are principal payments planned on notes receivable for each of the next five years:

December 31,	Amount
2003	$ 72,920
2004	76,407
2005	82,885
2006	55,148
2007	14,881
Total	$ 302,241

Following is a schedule of outstanding stock options as of the report date:

	Non-Qualified Stock Option Plan		Incentive Stock Option Plan	
	# of shares	Strike Price	# of shares	Strike Price
Options exercisable at January 1, 2004	35	$ 9,432	36	$ 9,432
Options exercisable at January 1, 2005	25	$ 9,432	27	$ 9,432
Options exercisable at January 1, 2006	12	$ 22,408	13	$ 22,408

NOTE 11 EASTDIL JOINT VENTURE

The Company entered into an exclusive joint venture agreement with Eastdil. In exchange for providing assistance in the valuation of Eastdil transactions that may involve the use of securities of public real estate companies as currency, the Company is entitled to a percentage of the net revenues from these transactions. The duration of this agreement is for a period of five years from the date of execution; except that either party may opt out after three years if the economics of the arrangement no longer make business sense to either party. The revenue from this arrangement was $2,122,028 in 2002 and $111,456 in 2001. Additionally, Eastdil is a 5% shareholder of the Company.

NOTE 12 SUB-ADVISORY AGREEMENT

In December 2000, Wells Fargo acting as Collateral Manager for a limited liability company (the "CBO") holding a portfolio of certain REIT debt obligations entered into an agreement with the Company. In exchange for consulting services in regards to the REIT debt obligations, the Company will receive a percentage of the total amount received by the Collateral Manager. Under the sub-advisory agreement, the Collateral Manager will remain primarily liable for its obligations. The revenue from this agreement was $571,400 in 2002 and $512,915 in 2001.

As a good faith gesture to potential investors, certain related parties of the Company have personally invested in the CBO. All transactions involving the shareholders have been conducted on an "arms'-length" basis.

NOTE 13 SUBSEQUENT EVENTS

Subsequent to year end the Company had the following transactions:

- The Company declared a dividend in the amount of $ 1,800,000. This amount was paid to shareholders based on their proportionate ownership of shares in the Company.
- The Company granted new stock options for 25 shares exercisable on January 1, 2006 (see note 10).

SUPPLEMENTAL INFORMATION

GREEN STREET ADVISORS, INC.
COMPUTATION OF NET CAPITAL TO DETERMINE COMPLIANCE WITH NATIONAL ASSOCIATION OF SECURITIES DEALERS REQUIREMENTS
DECEMBER 31, 2002

Total Shareholders' Equity	$ 3,655,458
Non-allowable Assets	
Accounts receivable - over 30 days old	(15,630)
Property and equipment (net)	(78,565)
Accrued Interest	(9,073)
Prepaid expenses	(14,681)
Haircuts on Securities	
Fidelity Daily Income Trust	(54,111)
Wells Fargo	(149,710)
Fidelity Investments - Spartan	(65,502)
Security deposit	(1,750)
Net Capital	3,266,436
Net Capital Requirement	(50,000)
Excess Net Capital	$ 3,216,436

SEE INDEPENDENT AUDITORS' REPORT

GREEN STREET ADVISORS, INC.
RECONCILATION OF NET CAPITAL TO DETERMINE COMPLIANCE WITH NATIONAL ASSOCIATION OF SECURITIES DEALERS REQUIREMENTS
DECEMBER 31, 2002

Net Capital per the Focus Report (December 31, 2002)	$ 3,275,285
Audit Adjustments:	
Change in accounts payable	(29,282)
Change in income tax payable	774
Change in deferred revenue	19,659
Reconciled Net Capital	$ 3,266,436

SEE INDEPENDENT AUDITORS' REPORT

MARK F WILLE
Certified Public Accountant
A PROFESSIONAL ACCOUNTANCY CORPORATION

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

February 14, 2003

Board of Directors
Green Street Advisors, Inc.

We have examined the financial statements of Green Street Advisors, Inc. for the year ended December 31, 2002, and have issued our report thereon dated February 14, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which did not include the procedures for safeguarding securities since the company does not handle securities) to the extent we considered necessary to evaluate the system as required be generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Green Street Advisors, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Green Street Advisors, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

1451 Quail Street, № 107 Newport Beach, California 92660
949.852.1040 Fax 949.852.1045 mfwcpa.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Mark F Wille, APAC

Mark F Wille
A Professional Accountancy Corporation

MARK F WILLE
Certified Public Accountant
A PROFESSIONAL ACCOUNTANCY CORPORATION

SUPPLEMENTAL REPORT ON DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

February 14, 2003

Board of Directors
Green Street Advisors, Inc.

We have audited the financial statements of Green Street Advisors, Inc. (the "Company") as of and for the year ended December 31, 2002 and have issued our report thereon dated February 14, 2003.

Our audit was made for the purpose of forming an opinion on the basic financial statements of the Company taken as a whole. The attached schedule of the Determination of "SIPC Net Operating Revenues" and General Assessment is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Mark F Wille
A Professional Accountancy Corporation

1451 Quail Street, Nº 107 Newport Beach, California 92660
949.852.1040 Fax 949.852.1045 mfwcpa.com

"SIPC NET OPERATING REVENUES"

Total Revenue From FOCUS Reports	$ 16,079,622
Less:	
Commissions Paid To Other SIPC Members	(1,850,970)
Consulting Revenue Not Related To Securities Business	(2,765,322)
Adjusted SIPC Net Operating Revenues	$ 11,463,330
General Assessments (0.00095)	$ 10,890

In 1996, the SIPC informed its members that the desired fund level had been reached. Therefore, a resolution was adopted to terminate the collection of assessments at the .00095 rate and, instead, collect a flat $ 150 annual fee. However, since the SIPC has retained its right to reassess the appropriateness of future assessments, the Company has elected to continue to present the above calculation.